UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

RHUMBA MERGER SUB INC.
(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

90041T108
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, NY 10016
(212) 546-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Daniel E. Wolf, P.C.
Sophia Hudson, P.C.
Jonathan L. Davis, P.C
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Rhumba Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Turning Point Therapeutics, Inc., a Delaware corporation (the “Company”), for $76.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The Offer will expire at 5:00 p.m., Eastern Time, on August 15, 2022, unless the Offer is extended or earlier terminated as permitted by the Agreement and Plan of Merger, dated as of June 2, 2022, among the Company, Parent and Purchaser (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). In the case of an extension of the Offer, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the paragraphs under the section entitled “Litigation” and replacing them with the following paragraphs:

“As of August 9, 2022, four complaints were filed in federal court by purported stockholders of Turning Point regarding the Merger. The first complaint was filed on June 24, 2022 in the United States District Court for the Southern District of New York and is captioned O’Dell v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05352. The second and third complaints were filed on June 27, 2022 in the United States District Court for the Southern District of New York and are captioned Hopkins v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05433 and Whitfield v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05439, respectively. The fourth complaint was filed on June 29, 2022 in the United States District Court for the District of Delaware and is captioned Kent v. Turning Point Therapeutics, Inc. et al., Case No. 1:22-cv-00879. The aforementioned four complaints are collectively referred to as the “Complaints”. The Complaints name as defendants Turning Point and each member of the Board (collectively, the “Turning Point Defendants”). The Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act, as well as Rule 14a-9 and Rule 14d-9 promulgated thereunder, against all Turning Point Defendants and assert violations of Section 20(a) of the Exchange Act against the members of the Board. The Complaints collectively seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescission and/or rescissory damages in the event the Transactions are consummated, (iii) an award of plaintiffs’ expenses and attorneys’ fees, and (iv) disclosure of certain information requested by the plaintiffs.

As of August 9, 2022, Turning Point has also received four demand letters and one draft complaint, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed. As of August 9, 2022, Turning Point has also received a letter from a purported stockholder of Turning Point seeking to inspect certain books and records of Turning Point pursuant to Section 220 of the DGCL.

Additional lawsuits or demand letters may be filed against, or received by, Turning Point, the Turning Point Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, Purchaser, Parent and/or Turning Point will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2022	RHUMBA MERGER SUB INC.

	By:	/s/ Sandra Ramos-Alves
		Name:	Sandra Ramos-Alves
		Title:	Vice President and Treasurer

BRISTOL-MYERS SQUIBB COMPANY

	By:	/s/ Kimberly Jablonski
		Name:	Kimberly M. Jablonski
		Title:	Corporate Secretary